UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

Commission File Number: 001-38857

Bit Origin Ltd

(Translation of registrant’s name into English)

375 Park Ave, Fl 1502

New York NY 10152

T: 347-556-4747

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On September 13, 2022, Bit Origin Ltd (the “Company”) amended its memorandum of association to reflect a change in authorized share capital from “US$1,500,000 consisting of 150,000,000 shares of US$0.01 each” to “US$3,000,000 consisting of 300,000,000 shares of US$0.01 each”, as approved by the special shareholders meeting on April 27, 2022.  A copy of the memorandum and articles of association is filed as Exhibit 1.1 to this report on Form 6-K and incorporated by reference herein.

This report on Form 6-K shall be deemed to be incorporated by reference into the Registration Statement of the Company  on Form F-3 filed on May 26, 2020 (File No. 333-238700) and the Registration Statement of the Company  on Form F-3 filed on January 10, 2022 (File No. 333-262,086) to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit Index

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association of Bit Origin Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 27, 2022	BIT ORIGIN LTD

	By:	/s/ Lucas Wang
	Name:	Lucas Wang
	Title:	Chief Executive Officer and Chairman of the Board